UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendments to Revolving Credit Facilities Agreement and Term Loan Facility Agreement

On July 26, 2019, International Game Technology PLC (the “Company”) announced that, on July 24, 2019 it entered into an amendment (the “Revolving Credit Facilities Agreement Amendment”) to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2019, for the $1.2 billion and €725 million multicurrency revolving credit facilities (the “Revolving Credit Facilities Agreement”), a conformed copy of which was furnished as Exhibit 99.3 to the Company’s Form 6-K filed on December 22, 2018.

The Revolving Credit Facilities Agreement Amendment modifies the Revolving Credit Facilities Agreement by: (i) extending the final maturity date of the revolving credit facilities from July 26, 2021 to July 31, 2024, (ii) establishing the minimum ratio of EBITDA to total net interest costs and the maximum ratio of total net debt to EBITDA for the extended term of the revolving credit facilities, (iii) reducing the aggregate revolving facilities commitments of the lenders from $1.20 billion and €725 million to $1.05 billion and €625 million, (iv) amending the definition of “Permitted Restricted Payment” to eliminate the leverage ratio threshold condition to the payment of dividends and other restricted payments, (v) making other  non-material amendments, and (vi) including additional non-material provisions.

On July 18, 2019, the Company entered into an amendment (the “Term Loan Facility Agreement Amendment”) to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, for the €1.5 billion term loan facility (the “Term Loan Facility Agreement”) furnished as Exhibit 99.4 to the Company’s Form 6-K filed on December 22, 2018.

The Term Loan Facility Agreement Amendment modifies the Term Loan Facility Agreement by: (i) amending the definition of “Permitted Restricted Payment” to eliminate the leverage ratio threshold condition to the payment of dividends and other restricted payments, (ii) making other non-material amendments, and (iii) including additional non-material provisions.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Amendment and Extension of Revolving Credit Facilities and Amendment of Term Loan Facility,” dated July 26, 2019

99.2

Request Letter dated June 17 and countersigned July 16, 2019 to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2018, for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.3

Amendment Agreement dated July 24, 2019 with respect to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2018, for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.4

Conformed Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2018 and July 24, 2019, for the $1.05 billion and €625 million multicurrency revolving credit facilities

99.5

Request Letter and Amendment dated June 14, 2019 and countersigned July 18, 2019 to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, for the €1.5 billion term loan facility

99.6	Conformed Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018 and July 18, 2019, for the €1.5 billion term loan facility

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Amendment and Extension of Revolving Credit Facilities and Amendment of Term Loan Facility,” dated July 26, 2019

99.2

Request Letter dated June 17 and countersigned July 16, 2019 to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2018, for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.3

Amendment Agreement dated July 24, 2019 with respect to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2018, for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.4

Conformed Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2018 and July 24, 2019, for the $1.05 billion and €625 million multicurrency revolving credit facilities

99.5

Request Letter and Amendment dated June 14, 2019 and countersigned July 18, 2019 to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, for the €1.5 billion term loan facility

99.6	Conformed Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018 and July 18, 2019, for the €1.5 billion term loan facility

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary